SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2008
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2008, incorporated by reference herein:

Exhibit

99.1    Release dated October 6, 2008, entitled “EAST RAND PROPRIETARY MINES LIMITED
            (“ERPM”) WITHDRAWS PUMPING FROM ITS SOUTH WEST VERTICAL SHAFT.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: October 7, 2008
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROO
("DRDGOLD" or "the company")

EAST RAND PROPRIETARY MINES LIMITED (“ERPM”) WITHDRAWS PUMPING FROM ITS
SOUTH WEST VERTICAL SHAFT

DRDGOLD has announced that the ERPM mine of its 74% held subsidiary, DRDGOLD South African
Operations (Pty) Limited at Boksburg on South Africa’s East Rand will discontinue pumping of underground water at the mine’s South West Vertical Shaft today.

ERPM’s South West Vertical Shaft has been used for some time to manage the rising water level on the
Central Witwatersrand Basin. Some 60 megalitres of water is pumped daily from a depth of approximately 1
000 metres.

The decision to cease pumping follows the death of two employees underground at the South West Vertical
Shaft on Friday, 19 September 2008. Post mortems suggest that the two men, who had been conducting routine water level measurements, died of asphyxiation. South West Vertical Shaft has been used only for water pumping purposes for several years.

The Department of Minerals and Energy issued a Section 54 notice, in terms of the Mine Health and Safety
Act, subjecting access into the area to certain restrictions and conditions relating to ventilation.

Over the next two weeks, ERPM will examine how the cessation of pumping will affect the rest of its operations.

Randburg
6 October 2008

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